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                                                                   Exhibit 8.1



                        [LETTERHEAD OF MALONE & BAILEY, PLLC]


February 24, 1999


To the Board of Directors and Shareholders
  Houston Interweb Design, Inc.
  Houston, Texas

You have requested our opinion on behalf of Houston Interweb Design, Inc. (a Texas corporation) ("Company"), its shareholders, PinkMonkey.com, Inc. ("PinkMonkey"), and their shareholders regarding the material federal income tax consequences resulting from the distribution of 750,000 shares of Company stock ("Distribution") through PinkMonkey as a conduit to PinkMonkey's shareholders. The distribution to PinkMonkey occurred July 1998 by agreement, and PinkMonkey has represented that such shares will be distributed to its shareholders soon.

The Distribution is about 4.7% of total outstanding Company stock as of July 31, 1998. At the time of the share issuance, PinkMonkey had contractually agreed to distribute such shares ratably among its shareholders, although as of this date it has not done so.


                                  Opinions Requested
                                  ------------------

Specifically, you have asked us to address the following issues:

1. Whether the Distribution qualifies as a tax-deductible expense to the Company for U. S. tax purposes.

2. Whether gain or loss will be recognized by any current holders of Company common stock.

3.   Whether the Distribution will be taxable as ordinary income to PinkMonkey.

4. Whether the Distribution will be taxable as a capital gain to PinkMonkey shareholders to the extent the fair market value of Company stock exceeds the price PinkMonkey shareholders paid for their PinkMonkey stock.

                                     Conclusions
                                     -----------

Our opinions are based solely upon:

a) The material facts as described in the amended Form SB-2 accompanying this opinion and filed with the Securities and Exchange Commission on or about March 4, 1999;

b)   Management's representations as to:

     i)   The purpose of the distribution, as previously stated, and

     ii)  The valuation of the shares as of the distribution date; and
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c)   Relevant current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the IRS.


It is our opinion, based upon the facts, assumptions, and representations contained herein, that:

1.   The Distribution qualifies as a deductible expense for U. S. tax purposes.

2. No gain or loss will be recognized by current holders of Company Common Stock because they will receive none of the Distribution.

3.   The Distribution will be taxable as ordinary income to PinkMonkey.

4. The Distribution will be taxable as a capital gain to PinkMonkey shareholders to the extent the fair market value of Company stock exceeds the price PinkMonkey shareholders paid for their PinkMonkey stock.

                                   The Transaction
                                   ---------------

The Company issued 750,000 shares in July 1998 to PinkMonkey with the agreement that PinkMonkey would distribute such shares ratably to PinkMonkey shareholders within a reasonable time.


                                   Representations
                                   ---------------

1. Company management have determined the valuation of such shares to be $1 per share, or $750,000, based on their review of limited contemporaneous sales of their stock to insiders and third parties. The shares were issued as compensation for services rendered. PinkMonkey has not yet reviewed this valuation or made any determination on its own of valuation to report to its shareholders. Such determination may be different and such difference may be significant. PinkMonkey's separate valuation, if any, may materially change the taxability of distributions to PinkMonkey shareholders by altering the net taxable distribution amount.

2. The Distribution was intended to increase the ownership distribution of the Company to active investors familiar with Internet commerce transactions.

3. The Company and PinkMonkey will each pay their own expenses, if any, incurred in connection with the Distribution.

4. PinkMonkey has agreed to distribute the 750,000 shares ratably among its shareholders in a taxable distribution.

5. No part of the Distribution will be distributed by PinkMonkey to current Company shareholders, excepting about 3,000 shares to Company officer and director Lee Magness, who owns 70,000 shares out of about 17,000,000 shares of PinkMonkey currently outstanding.

6.   PinkMonkey has paid about $150,000 in cash to date for services rendered


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     by the Company in setting up and maintaining PinkMonkey's web site.  These were and are arms-length transactions freely negotiated.

7. Company officer and director Harry White owns warrants to currently purchase 100,000 shares of PinkMonkey stock at $.625 per share, although he has not yet exercised these warrants. Mr. White received his warrants in consideration for services as a director of PinkMonkey.

8. There are no other interested party transactions between the Company and PinkMonkey.

9. The 750,000 shares represents about 4.7% of total Company stock then and currently outstanding.

10.  There is no plan to issue additional stock to PinkMonkey.

11. There is no plan by interested parties of either the Company or PinkMonkey to purchase any part of the 750,000 shares.

12. Neither the Company nor PinkMonkey is an investment company as defined in IRC section 368(a)(2)(F)(iii) and (iv).


                               Caveats and Limitations
                               -----------------------

(1) These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in material modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, our opinion or an opinion by counsel with respect to an outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

(2) This opinion does not address any state, local or other tax consequences that may result from the transaction set forth above.

(3) This opinion does not address any transactions other than the single distribution described above, or any transactions whatsoever, if the assumptions and representations set forth herein are not true and accurate at all relevant times. In the event any one of the assumptions or representations is incorrect, the conclusions reached in this opinion might be adversely affected.

(4) This opinion is based on the transaction as described in the document we reviewed (listed above). Should the actual document be revised again, the conclusions in this opinion could be adversely affected.

(5) Malone & Bailey, PLLC consents to referencing this opinion in the Company's Form SB-2 referred to above and to the filing of this opinion as an exhibit to the Registration Statement.

(6) We have relied upon the representations set forth in the transaction documents set forth in the transaction documents regarding matters of law outside the tax area including, for example, the validity of (1) the corporations involved in the proposed transactions, and (2) the


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     agreements including the appropriate filings of each with the federal and state government agencies as appropriate.

                              * * * * * * * * * * * * *

If you have any questions, please call John C. Malone at (713) 840-1210.

Sincerely,


/s/ Malone & Bailey, PLLC